40-33

811-01474
(AIM Stock Funds)
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 7, 2006

06041865



**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-070706SEC.doc
070706 (1) vtt

# Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

FILED
U.S. DISTRICT COURT
DISTRICT OF MARYLAND

2006 JUL -7 A 9:11

CLERK'S OFFICE
AT BALTIMORE

BY________DEPUTY

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

| | |
|---|---|
| IN RE MUTUAL FUNDS INVESTMENT LITIGATION | MDL No. 1586 |
| THIS DOCUMENT RELATES TO:<br><br>SUBTRACKS: 1:04-md-15863-JFM, 1:04-md-15864-JFM<br><br>*Barbara Walsh v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00888<br><br>*Jessica Corbett v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00883<br><br>*Anita Walker v. Massachusetts Financial Services Cos., et al.*, Civil Action No. 1:04-CV-01758<br><br>*Miriam Calderon v. Amvescap PLC, et al.*, Civil Action No. 1:04-CV-00824 | 1:04-md-15863-JFM<br>1:04-md-15864-JFM<br>Judge J. Frederick Motz |

**ORDER**

AND NOW, this 7th day of July 2006, it is hereby ORDERED that Defendants'[1] Motion for an extension until August 11, 2006 to answer or otherwise respond to Plaintiffs' amended complaints in the above referenced cases is GRANTED.

/s/
Frederick J. Motz
United States District Judge

[1] Defendants here include: Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore, AVZ Inc., Amvescap National Trust Company, Massachusetts Financial Services Corporation Retirement Committee, Eric Burns.